Sichenzia Ross Friedman Ference LLP
61 BROADWAY  NEW YORK NY 10006
TEL  212 930 9700   FAX  212 930 9725   WWW.SRFF.COM

October 5, 2007

Pamela A. Long, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      VeruTEK Technologies, Inc.
Registration Statement on Form SB-2
Filed July 19, 2007
File No. 333-144721

Dear Ms. Long:

This firm is counsel to VeruTEK Technologies, Inc. (the “Company”). Below, please find our responses to your August 17, 2007 comment letter.

SB-2

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

Response

We have incorporated the below disclosure into the SB-2.

Dollar Value of Shares of Common Stock Underlying the Convertible Notes and Warrants Registered for Resale in this Prospectus

The total dollar value of the shares of common stock underlying the convertible notes and warrants that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share using the average of the high and low for those securities on May 17, 2007, the initial date with trading activity following  the closing of the merger) are as follows:

Transaction	Shares of Common Stock Underlying the Derivative Securities	Market Price at May 17, 2007	Dollar Value of Underlying Securities
Bridge Warrants	776,051	$1.275	$989,465
May 2007 Notes	1,685,000	$1.275	$2,148,375
May 2007 Warrants	842,500	$1.275	$1,074,188
Total	3,303,551	$1.275	$4,212,028

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

We have incorporated the below disclosure into the SB-2.

Payments in Connection with the May 2007 Financing

We have made and may be required to make interest and liquidated damages payments to the investors in the May 2007 Financing.  The following is a tabular disclosure of the dollar amount of each such payment (including the value of any payments to be made in common stock, and excluding any repayment of principal) in connection with the May 2007 Financing that we have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments):

Investor	Payment Reference	Date	Amount
May 2007 Investors
	Interest Payment	July 1, 2007	$14,884
	Interest Payment	October 1, 2007	$25,837
	Interest Payment	January 1, 2008	$25,837
	Interest Payment	April 1, 2008	$25,837

May 2007 Financing	Fees
	Shares issued to Galway	May 9, 2007	$266,845
	Shares issued to Lynden	May 9, 2007	$615,797
	Shares issued to Intaglio	May 9, 2007	$123,160
	Shares issued to Synergy Law	May 9, 2007	$94,833
	Shares issued to Nite Capital	May 9, 2007	$86,319
	Cash paid to Lynden	May 9, 2007	$30,000
	Cash paid to Galway	May 9, 2007	$50,000
	Cash paid to Synergy Law	May 9, 2007	$30,000

Total payments that have been or may be required to be made in connection with the transaction through April 1, 2008			$1,389,349

The Net Proceeds realized by our company from the May 2007 Financing are as follows:

Gross Proceeds	$1,685,000
Less advisory fees	$1,389,349
Net Proceeds	$295,651

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•
a      the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
•      the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

We have revised the SB2 to include the following disclosure.

Potential Total Profit to the Investors from the Sale of Common Stock underlying its Securities

The potential gain (loss) to  as a result of the conversion for of its securities is as follow:

Description of Securities held by Each Selling Shareholder	Market price per share of securities on May 17, 2007	Fixed conversion price per share of underlying securities on the date of sale of the securities	Total possible shares underlying the preferred stock	Combined market price (market price per share * total possible shares)	Total possible shares the selling shareholders may receive and combined conversion price of the total number of shares underlying the securities	Total possible discount (premium) to market price as of the date of May 17, 2007

May 2007 Notes	$1.275	$1.00	1,685,000	$2,148,375	$1,685,000	$463,375
May 2007 Warrants	$1.275	$1.20	842,500	$1,074,188	$1,011,000	$63,188
Bridge Warrants	$1.275	$1.20	776,051	$989,465	$931,261	$58,204

Potential Gross Proceeds:	$4,212,028
Total Potential Cost Basis:	3,627,261
Total Possible Profit (Loss) to be Realized by Selling Shareholders:	$584,766

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible number of shares to be received,

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price in the date of sale of that other security from the combined market price of the total number of underlying shares on that date

Response

Please see the response to comment #3 above.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2, above;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3-4, above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments, as disclosed in response to comment 2, and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes

Response

We have revised the SB2 to include the following disclosure.

Total of Possible Payments and Discounts as a Percentage of Net Proceeds

The following information presents the sum of all possible payments and the total possible discounts to the market price of the shares underlying the May 2007 Notes as a percentage of the net proceeds to our company from the sale of the May 2007 Notes, as well as the amount of that resulting percentage averaged over the term of the May 2007 Notes.

The percentage computation methodology utilized considers the following factors:

•	the gross proceeds paid or payable to our company in the Preferred 2007 Financing;

•	all payments that have been made or that may be required to be made by our company;

•	the resulting net proceeds to our company; and

•
the combined total possible profit to be realized by the investors as a result of any conversion discounts regarding the securities underlying the May 2007 Notes that are held by the May 2007 Investors or any affiliates of the May 2007 Investors.

Gross proceeds paid to the Company in the May 2007 Financing	$ 1,685,000
All payments made or that may be may be required to be made by the Company	$ 1,389,349
Net proceeds to issuer, as Gross proceeds are reduced by the total of all possible payments	$ 295,651

Combined total possible profit to be realized as a result of any conversion discounts disclosed above	0

Percentage of the total amount of all possible payments divided by the net proceeds to the issuer from the sale of the May 2007 Notes
470%

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

There have been no other transactions between the selling security holder and the any affiliates of the selling stockholders, or any person or any person’s predecessor with whom any selling stockholder has a contractual relationship regarding the transaction

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to he held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by tile selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

We have revised the SB2 to include the following disclosure.

Relationship Between Shares Issued and Outstanding and Shares Held by Selling Stockholders

The following tabular disclosure reflects:

•	the number of shares outstanding prior to May 2007 Financing that are held by persons other than the selling shareholders, affiliates of our company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares excludes any securities underlying any outstanding convertible securities, options, or warrants.

Shares held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholders prior to the current transaction	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	Shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by same	Shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction

5,517,914	0	0	4,079,602

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether—based on information obtained from the selling shareholders— any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

Response

The following disclosure has been added to the Form SB2.

We have the intention to make payments on the May 2007 Notes, however, in order to do so, we must secure a project or projects for full scale environmental remediation of sufficient size and profitability or we must secure additional funding from other sources it must  and a reasonable basis to believe that it will have the financial ability, to make payments on the overlying securities.

Based upon information provided by the selling shareholders, to the best of management’s knowledge, we are not aware of any of the selling shareholders having an existing short position in our common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

We have revised to include the following discussion.

Relationships Between the Company and Selling Shareholders and Affiliates

We hereby confirm that a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response

The Company determined the number of shares to be registered as follows:

•	May 2007 Notes – the Company divided the principal ($1,685,000) by the conversion price ($1.00) to determine the number of shares issuable.

•	Warrants – For both the May 2007 Warrants and the Bridge Warrants, the Company is registering the number of shares issuable upon exercise.

We have confirmed that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

11.
Please revise your Form SB-2 to include unaudited interim financial statements and related disclosures for the period ended June 30, 2007 as required by Item 310(g) of Regulation S-B. We remind you that the historical financial statements of VeruTek-Delaware will become the financial statements of the registrant for periods prior to the date of the reverse acquisition and that those historical financial statements should reflect the “acquisition” of VeruTek-Nevada on the date of the reverse acquisition. We also remind you that all share data, per share data and equity disclosures related to VeruTek-Delaware should be retro-actively restated to reflect the shares issued by VeruTek-Nevada to “acquire” VeruTek - Delaware as outstanding for all periods presented, in a manner similar to a stock split.

Response

Our submission has been revised to incorporate the unaudited interim financial statements and related disclosures for the period ended June 30, 2007.  In addition, our submission includes retroactively restated share data, per share data and equity disclosures to reflect the shares issued by VeruTEK-Nevada to "acquire" VeruTEK-Delaware as outstanding for all periods presented as recommended by the SEC Q&A Memo on reverse acquisitions.

Cover Page ofRegistration Statement

12.	Please include a Rule 415 legend, as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 of Regulation C.

Response

We have revised to include a Rule 415 legend.

Table ofContents

13.
Please update your table of contents to provide accurate references to disclosure in your prospectus. In this regard, we note that certain headings contained in the filing do not match the headings identified in the table of contents and that certain page number references are not correct. For example, there is no “Management” section in the filing and the “Executive Compensation” section does not begin on page 35. We also note that the filing does not contain the information required by Item 19 of Form SB-2, “Certain Relationships and Related Transactions,” despite the fact that there is a reference to this section in the table of contents. Please revise to provide this disclosure.

Response

We have updated the table of contents to accurately reference the proper headings and their respective page numbers in the prospectus.

Prospectus Summary, page 3

14.
We note your statement on page 3 that you issued 750,000 shares of VeruTek-Nevada common stock upon conversion of a bridge loan and that warrants to purchase 750,000 shares of common stock, exercisable at $1.50 per share, were issued in connection with the May 9, 2007, transaction. We also note the discussion of the bridge loan on page 4, which states the loan was converted for 776,051 shares of common stock and that bridge warrants to purchase 776,051 additional shares at an exercise price of $1.20 were also issued. We also note similar inconsistencies on pages F-8 and F-21. Please revise your disclosure here, on page 16 and elsewhere in the filing, as appropriate, to reconcile the number of shares issued in connection with the conversion of the bridge loan and to clarify whether the bridge warrants are the warrants referenced on page 3. Please also clarify if these shares are being registered pursuant to this registration statement.

Response

We have revised to clarify that the principal and interest on the bridge loan was converted into 776,051 shares of common stock and that the bridge warrants discussed on page 3 are the same warrants discussed on page 4.  As a result of the May 9, 2007 merger, the Bridge Loan was converted into 750,000 shares of the Company’s common stock.  In addition, as a result of the conversion, accrued interest expense of $20,833 was paid through the issuance of 26,051 shares of the Company’s common stock bringing the total amount of the Company’s common stock issued to Bridge Loan investors to 776,051.

The Offering, page 4

15.
We note the disclosure regarding the number of shares outstanding before and after the offering. Please reconcile these share amounts. In this regard, we note that the amount outstanding after the offering appears to reflect all of the shares being registered, notwithstanding the fact that you indicated that 776,051 shares being registered are currently outstanding.

Response

We have revised the disclosure to reconcile these amounts.

May 2007 Financing, page 5

16.	Please disclose the total number of shares issuable upon conversion of the notes and exercise of the warrants.

Response

We have revised the disclosure to state the total number of shares issuable upon conversion of the notes and exercise of the warrants.

17.
We note your disclosure in the fourth paragraph on page 5 with respect to the number of shares you are obligated to register and the filing deadline under the registration rights agreement. It appears that you have not complied with these provisions. Please update your disclosure to discuss the consequences, if any, of your non-compliance with these portions of the registration rights agreement.

Response

We have revised the disclosure to discuss the fact that the Company is entitled to suspend such registration statement for a limited period of time and that it is also entitled to reduce the number of shares included in the registration statement if the Company determines that it does not believe it will be able to register a full compliment of shares.  In accordance with the above provisions, the Company does not owe a penalty at this time.

18.
We note that the conversion price of the convertible notes is subject to adjustment. Please revise to disclose the provisions that would cause the conversion rate to adjust. Please also disclose the provisions causing the exercise price of the May 2007 Warrants to adjust.

Response

We have revised the provision to disclose the potential adjustments to the notes and warrants.

Risk Factors, page 6

19.
Please add a risk factor regarding the matters discussed in the first paragraph of note 2 and the third paragraph of note 3 to the financial statements. Please also add a risk factor regarding your indebtedness.

Response

We have included a risk factor discussing the referenced items in note 2 and note 3 of the financial statements.

Risks Related to Our Business, page 6

20.
We note that many of your risk factor headings state that you “cannot be certain” or cannot offer assurance with respect to certain events. For example, see “We cannot be certain that our internal control over financial reporting ...” on page 7, “We cannot assure you that our organic growth strategy will be successful . . .“ on page 8, and “We cannot assure that our acquisition growth strategy will be successful on page 9. Please note that your risk factor disclosure should address current, material risks of your business, industry, or securities and that such risks to investors are those directly affecting one or more of these factors, not your inability to provide assurance of a particular outcome. Please revise accordingly.

Response

We have revised the risk factor provisions to reflect only current, material risks of our business.

Selling Security Holders, page 14

21.
We note the disclosure in the last sentence of the first introductory paragraph. Please reconcile with the disclosure in the table, which indicates that Nite Capital will continue to hold shares following the offering.

Response

We have revised the paragraph to correspond to the fact that Nite Capital Master, Ltd. will continue to own shares of common stock after the offering.

22.
We note the statement in the second sentence of footnote (3) to the table. This statement does not appear to be accurate, as no selling security holder appears to beneficially own more than 9.9%. Please advise or revise.

Response

We have revised the footnote to remove the second sentence.

23.	Please revise the footnote disclosure to provide the exercise price of the warrants held by each selling security holder.

Response

We have revised the footnote disclosure to provide the exercise price of the warrants held by each selling security holder.

24.
Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. Your amended prospectus should name any selling security holder who is a broker-dealer and state that it is an underwriter with respect to the shares that being offered for resale. Please be advised that language such as “may be deemed to be” an underwriter is unacceptable if the selling security holder is a broker-dealer.

Response

The Company has confirmed that none of the selling stockholders are broker dealers or affiliates of broker dealers except that Icon Capital is an affiliate of a broker dealer.

25.	If any named selling security holders is an affiliate of a broker-dealer, the amended prospectus should disclose the following:

•	that such selling security holder purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If any such selling security holder is unable to make these representations, please state disclose that he or she is an underwriter. Please be advised that language such as “may be deemed to be” an underwriter is unacceptable if the selling security holder is an affiliate of a broker-dealer that cannot make these representations.

Response

We have amended footnote 8 to the selling stockholder table to provide that Icon Capital acquired its shares in the ordinary course of business.

Description of Business, page 21

26.
Please revise your discussion of your revenue streams to disclose those in which you have commenced revenue-generating activities and, for those in which you have not yet commenced revenue-generating activities, the status of the products and services you anticipate marketing. See Regulation S-B, Item l0l(b)(1),(3).

Response

The discussion of revenue streams has been revised as follows.

“We are an environmental remediation company that provides environmental solutions for complex environmental problems. We have developed new clean and green technologies using food-grade surfactants and food additives that remove contamination without risk to humans or the environment. Our technologies will allow development of four important revenue streams:

·   remediation of contaminated sites;
·   sale of green chemicals,
·   licensing of proprietary technology;
·   laboratory services; and
·   high-level consulting.

We have successfully tested the first series of clean, green and effective technologies for surface and subsurface contamination in laboratory and field studies. We will use this technology to diversify our revenue streams.

We currently derive our revenue from high level consulting services related to the evaluation of environmental contamination risks for clients, laboratory services related to treatability studies intended to evaluate the effectiveness of our technology, know-how and processes in addressing specific contamination issues at specific client sites and from pilot projects intended to demonstrate the effectiveness of our capabilities by directly addressing contamination issues at client sites. Our objective is to utilize activities from each of the above revenue sources to successfully demonstrate our capabilities in addressing environmental remediation issues and thereby secure much larger contracts for full scale remediation of environmental issues at client sites. Although we are continuing to pursue such opportunities, we have not yet secured a commitment for a full scale remediation project and accordingly have not yet established revenue streams related to full scale remediation of contaminated sites, sale of green chemicals or licensing of proprietary technology.”

27.
We note the disclosure in the first sentence of the second paragraph that you have “successfully tested the first series...“ Please explain the manner in which you tested these technologies, including whether a third party certified the test.

Response

The Surfactant-Enhanced In Situ Chemical Oxidation technology was tested using laboratory studies and a field study.  Both the laboratory and field studies were designed by VeruTEK scientists.  The 2005 laboratory studies were completed by a third-party laboratory, Spectrum Analytical Laboratories (Agawam, MA).  The 2006 field test conducted at Bay Shore, New York former Manufactured Gas Plant site (KeySpan Energy) was implemented by VeruTEK and its subcontractors, but overseen by a third-party consultant (GEI Consultants, Glastonbury, CT) and the New York State Department of Environmental Conservation (NYSDEC).  Both GEI and NYSDEC had personnel onsite daily.  GEI subsequently wrote the final report.  This report was accepted by NYSDEC on July 2, 2007.

We will add the following discussion to our disclosure.

“The tests have involved both laboratory and field study. Laboratory studies were conducted by an independent third-party laboratory. Field tests were observed by a third party consultant and the New York State Department of Environmental Conservation (“NYSDEC”). A report on field tests prepared by the third party consultant has been accepted by the NYSDEC.  In addition, we have received approvals from the South Carolina Department of Heatlh and Environmental Control and the Florida Department of Environmental Protection to utilize our technology for remediation at potential client sites in their respective states.”

28.
We note the disclosure in the first paragraph on page 22. Please revise to disclose what you mean in the statement that “the environmental consulting market is currently commodity driven.” Please also disclose what you mean by “true cost-effective and green cleanup” and why this approach constitutes the “real solution” and why it will provide “high-end consulting” opportunities in light of the asserted cost-effectiveness. Please also revise to explain the basis for your belief that you “are positioned to capitalize on this trend in the market.”

Response

The environmental market is separated into investigation and remediation.  The set of services remediation of contaminated soils are well defined such that there is little differentiation between the services of these consulting firms.  Specifically, remediation is dominated by “dig and haul” technology (dig up the surface contaminated soils and place in landfills) such that the cost per ton for contaminated soils is standard within the industry.  This has resulted in the environmental remediation services becoming “commodities” with high levels of competition for this basic technology.  We will modify the statement to state:  “…the environmental consulting market is currently commodity driven by technologies centered on excavation and landfill disposal. These traditional remediation technologies are basic to many implementers and result in a lack of differentiation and higher levels of competition.”

Cleanup of organic soil contamination through traditional means, that is, dig and haul, is almost never 100 percent complete and most times, significant amounts of contamination is left in place.  Our technologies can achieve “complete or near complete” cleanup of soils and so are a “real solution.” We use plant-derived natural surfactants that are our green solution (we are well known within the green chemistry community.)  The cost of our technology is comparable to dig and haul technologies for contamination near the surface of the ground (within approximately 20 feet). However, unlike traditional dig and haul remediation, our technology is not depth limited and consequently we are able to remediate subsurface soil contamination at greater depths. The cost to dig and haul to depth is prohibitive. In addition, dig and haul greatly increases the likelihood of exposure to contaminants for workers and communities through which contaminants are hauled. Thus, we are a cost-effective solution.  We will revise to state:  “cost effective and uses green chemistry to that can be safely implemented.”  We will delete the reference to a “real solution” and substitute in “…more complete, long-term solution….” We will also add the following disclosure. “Our technologies can achieve complete or near complete cleanup of soils to provide a real solution. We use plant-derived natural surfactants that constitute our green solution.  The cost of our technology is comparable to excavation and landfill disposal technologies for contamination near the surface of the ground. However, unlike traditional excavation and landfill remediation, our technology is not depth limited and consequently we are able to remediate subsurface soil contamination at greater depths. The cost of excavation and landfill disposal remediation at depth is prohibitive. In addition, excavation and landfill disposal is almost never 100 percent effective and sometimes leaves significant amounts of contamination in place. Excavation and landfill disposal also increases the likelihood of exposure to contaminants for workers and communities through which contaminants are hauled. By design, landfill disposal moves the contamination from one location to the landfill location without eliminating the contamination. Our technology has none of these limitations.”

Our business model calls for licensing of our technologies to provide revenue streams involving chemical sales, equipment lease and strategic design.  We design the systems for engineering firms to implement.  Our high-end consulting is in designing those systems, which is completed by Ph.D.-level scientists and Professional Engineers.

We will add the following disclosure to our submission.

“Our technologies are effective remedying non-aqueous phase liquids in soils and groundwater.  As a result of our technology development, we have positioned ourselves as a solution provider for every type of organic contamination by providing uniquely designed solutions in partnership with the traditional environmental remediation consultants and implementers. We believe our technology is unique and patent applications covering our technology are pending. Accordingly, we believe we are uniquely positioned to capitalize on the drive toward more effective, safe and economical solutions to environmental problems.”

29.
We note your statement indicating you have invented “what is essentially a disruptive technology to the market. . . .“ What is this technology? Why is it disruptive to the market? Please revise here and under “Products” to disclose the technologies you have developed, the stage of their development (e.g., theoretical, demonstration, fully operational), and the specific applications for which they will be utilized.

Response

We have deleted the statement pertaining to the “disruptive technology” and we will add the following discussion to our disclosure under the section “Products”:

“Our Surfactant-Enhanced In Situ Chemical Oxidation (S-ISCO® ) is a technology that safely destroys (reduces to carbon dioxide and water) organic contamination.  It can target contamination deep in the subsurface of soils such that remediation is possible where previously it was not possible.  It is disruptive because it will force Principal Responsible Parties to remedy their subsurface contamination instead of leaving it in place.  It is also disruptive because it provides a cost-effective and safe means to remedy surface and subsurface contamination in place without excavating it and sending millions of tons of contaminated soils to landfills, many of which are hundreds or thousands of miles away.  Our technology has been tested in the laboratory for a specific contaminated site with coal tar in the subsurface.  It was also successfully implemented at a pilot test site from April 2006 to November 2006.  An independent third-party report concluded that our S-ISCO® mixtures traveled together (coeluted) to targeted soil zones and contaminants were solubilized and destroyed through the pilot test area. Results of the transport data show that contaminated soil strata were and can be targeted for treatment by the S-ISCO® method. The pilot test demonstrated that S-ISCO® can be used to treat the contaminants such as tar saturated soils, tar blebs and tar-coated lenses beneath buildings and other potential obstructions (for example, railroad tracks).  The State of New York Department of Environmental Conservation (NYSDEC) has also approved the application of S-ISCO® for full scale remediation at the site of our pilot test. S-ISCO® is one type of a family of coelution technologies that we are developing.  We have completed extensive laboratory work for the remediation of chlorinated compounds.  We are beginning to work on developing a remedy for the remediation of common herbicides and pesticides often found as residual material in farm soils.”

Demand, page 22

30.
Please revise to explain how the existence of “hazardous wastes in groundwater in the United States . . . pose indoor air and other risks to people.” Please also revise to clarify the basis for your statement that “[t]here is no permanent remedy that removes contamination to provide sufficient protection to the general public and ecology, as well as to reconcile this statement with the statement on page 23 that “the acceptance of risk-based standards” constitutes a predominant trend in the remediation marketplace. More generally, please revise your disclosure under this heading to address specific demand for any products you have developed or are currently developing. Merely stating that “[g]overnment. industry, and the public are interested in cleaning up the environment” does not provide useful disclosure to investors.

Response

We have revised to address your specific concerns as well as providing more specifics with respect to the demand of the Company’s products.

Distribution, page 22

31.	We note the disclosure in the first sentence. Please explain the manner in which the federal and state governments will distribute your products and services.

Response

We have removed the statement relating to federal and state governments.

32.	Please explain the basis for the statement that URS is the largest environmental consulting company in the U.S.

Response

We have removed the statement relating to URS.

Environmental Market, page 22

33.
We note your statement that “[r]emediation, which is an endpoint of all environmental projects, ties these markets together.” Please revise to clarify whether this statement conflicts with your earlier characterization of the environmental market as “fragmented.”

Response

We do not believe the statements are contradictory. The environmental market is fragmented geographically and by service offering. For example, some environmental consulting firms only provide remedial investigation, some provide remedial investigation and remediation, some firms provide only analytical testing, and some provide infrastructure support for the purpose of building on contaminated sites.   However, it is remediation that ties them together because complete removal of contamination (and removal of risk human health and the environment) is the regulatory goal of environmental remediation.   Remediation ties these markets together if there is a viable remedy to soil and groundwater contamination.  We believe our solutions provide a way to overcome the fragmentation of the environmental market through effective remediation of soil, groundwater and other types of contamination.

Competition, page 24

34.
Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, such as your estimates of the number of companies operating in the remediation market and the percentage of industry revenues derived by the top twenty companies. In addition, please tell us whether such other information is publicly available without charge.

Response

We have removed the subject factual assertions.

Management’s Discussion and Analysis, page 26

General

35.	Please discuss any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B, or state that none exist.

Response

The Company has not entered into any off-balance sheet arrangements. We have amended our disclosure to reflect this.

Liquidity and Capital Resources, page 27

36.
Given your auditor’s substantial doubt about your ability to continue as a going concern, please revise your filing to provide a discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR- 16), Uncertainty About an Entity’s Continued Existence. Specifically, please disclose how you have used or intend to use the proceeds you raised during January 2007 and May 2007 and discuss how long you believe those proceeds will sustain your operations.

Response

We have revised the registration statement to disclose the following:

Proceeds of $600,000 from the January Bridge Loan were pr were primarily used to fund cash used in operations. Proceeds of $1,685,000 received from the May 2007 convertible notes have been used for the repayment of the $349,407 revolving loan with the Company’s bank, to fund cash used in operations and for the purchase of equipment. If the Company does not secure a project or projects for full scale environmental remediation of sufficient size and profitability or if it does not secure additional funding from other sources, the Company estimates current funding will sustain its operations through October of 2007. Although the Company is currently pursuing opportunities for full scale environmental remediation projects and additional funding, there is no guarantee that the Company will be successful in securing full scale remediation projects or additional funding.  The Company believes it will require additional funding to sustain operations beyond October of 2007.

“Proceeds of $600,000 from the January 2007 Bridge Loan were primarily used to fund cash used in operations. Proceeds of $1,685,000 received from the May 2007 convertible notes have been used for the repayment of the $349,407 revolving loan with the Company’s bank, to fund cash used in operations and for the purchase of equipment. If the Company does not secure a project or projects for full scale environmental remediation of sufficient size and profitability or if it does not secure additional funding from other sources, the Company estimates current funding will sustain its operations through October of 2007. Although the Company is currently pursuing opportunities for full scale environmental remediation projects and additional funding, there is no guarantee that the Company will be successful in securing full scale remediation projects or additional funding.  We believe we will require additional funding to sustain operations beyond October of 2007.”

37.
You disclosed that during the second quarter you allocated the proceeds from your May 2007 convertible notes and May 2007 warrants between the two securities and recognized a beneficial conversion feature. Please supplementally provide us an analysis of how you determined your allocation between the notes and the warrants, including how you determined the fair value of each. Additionally, please supplementally provide your calculation of the related beneficial conversion feature.

Response

In May of 2007, the Company issued $1,685,000 of convertible debt with a par amount of $1,685,000 along with 842,500 detached warrants. The convertible debt is convertible at a conversion price of $1.00 per share (holder would receive 1,685,000 shares of VeruTEK’s common stock upon conversion). The fair value of VeruTEK’s stock at the commitment date was valued at approximately $.92 per share (or $1,545,862) as determined by a discounted cash flow model while giving effect to the all proceeds, convertible notes and warrants issues as a result of the May 9, 2007 transaction. The fair value of the warrants was estimated to be $319,000 by using the Black-Scholes model assuming a risk free interest rate of 4.7%, volatility of 50% and an expected life equal to the contractual life of the warrants (May 9, 2012).

The proceeds from the Notes were allocated on a relative basis to the Notes and warrants respectively based on their respective fair values. The ratio of the relative fair values of the convertible debt and the detached warrants was 82.894 percent ($1,545,862 divided by $1,864,862) to 17.106 percent ($319,000 divided by $1,864,862). After allocating 17.106 percent or $288,233 of the proceeds to the detached warrants (based on relative fair values), the convertible debt is recorded on the balance sheet at $1,396,767 (net of the discount that arises from the allocation of proceeds to the warrants), and the detached warrants are recorded as a derivative liability in the balance sheet at $288,233.

The Company then evaluated whether the embedded conversion option within the debt instrument was beneficial (has intrinsic value) to the holder. The effective conversion price (that is, the allocated proceeds divided by the number of shares to be received on conversion) based on the proceeds of $1,396,767 allocated to the convertible debt is $.83 ($1,396,767 ÷ 1,685,000 shares). The intrinsic value of the conversion option therefore is $151,650 [(1,685,000 shares) × ($.92 – $.83)] and is recognized as a discount to the carrying amount of the convertible debt and an addition to paid-in capital. The total debt discount immediately after the initial accounting is performed is $439,883 ($288,233 from the allocation of proceeds to the warrants and an additional $151,650 from the measurement of the intrinsic value of the conversion option). The Company concluded the May 2007 Notes contained a beneficial conversion discount of $151,650 because the value allocated to the Notes was less than the fair value of the Company’s common stock.

We have included a detailed memo summarizing our analysis and conclusions on our calculations in Exhibit I attached.

38.
In the notes to your updated interim financial statements, please summarize the material terms of the May 2007 warrants, including whether they can be exercised on a cashless basis. In addition, tell us if you have performed an analysis of the May 2007 warrants and the bridge warrants under EITF 00-19.

Response

The updated interim financial statements contain the following summary of the material terms of the May 2007 warrants and a general description of the terms under which the warrants can be exercised on a cashless basis.

“On May 9, 2007 the Company issued $1,685,000 convertible notes (the “Notes”) and related warrants in conjunction with the Merger. The Notes carry a stated interest rate of 6%, mature two years from the date of issuance, and, at the option of the holders, are convertible into common stock of the Company at $1.00 per share. The warrants entitle the holder to purchase a number of shares of the Company’s common stock equal to 50% of the number of shares of common stock into which the Notes are convertible. The warrants have a 5 year life and have an exercise price of $1.20 per share. The holders of the Notes have been granted a security interest in substantially all of the assets of the Company. Net proceeds from the Notes amounted to approximately $1.5 million.

The $288,233 in proceeds allocated to the warrants was classified as a liability as of the Merger date in accordance with EITF Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own Stock.” The warrants may require cash settlement at fair value in the event of certain circumstances, including certain mergers or consolidations, sale of substantially all of the assets of the Company, sale of more than 50% of the outstanding common shares of the Company, or certain other stock purchase or business combinations. Accordingly, the warrants have been accounted for as derivative instrument liabilities which are subject to mark-to-market adjustment in each period. As a result, for the three-month and six-month periods ended June 30, 2007, the Company recorded a $1,711,767 pre-tax charge to derivative instrument expense with a resulting derivative instrument liability of $2,000,000 at June 30, 2007.  The fair value of the warrants was determined by using the Black-Scholes model assuming a risk free interest rate of 4.7%, volatility of 50% and an expected life equal to the contractual life of the warrants (May 9, 2012).”

The Company has performed an analysis of the May 2007 warrants and the bridge warrants under EITF 00-19. We have included a detailed memo summarizing our analysis and conclusions in the attached Exhibit II. As noted in the disclosure above, the May 2007 warrants were classified as a derivative instrument liability which is subject to mark to market adjustment in each reporting period. The bridge warrants do not provide the holders with an option for cashless exercise nor do they include any requirement do redeem the warrants based on a Black Scholes calculation.  Also, although the bridge warrants do not provide for a cashless exercise, they specifically contemplate that any shares issued on exercise of the warrants may bear a restrictive legend until such time as the shares can be freely sold under Rule 144(k).  As a result, settlement of the warrants in unregistered sharesis clearly comtemplated by the warrants.  The  Company concluded that the bridge warrants meet the tests in EITF 00-19 for equity classification.

39.
Based on your disclosures on page 5 concerning the May 2007 financing, we note that you were required to file a registration statement by the 60th day following the closing date. It appears to us that you did not meet that deadline based on the date your registration statement was filed. Please clarify whether you are currently in violation of this agreement. Also, please explain how you are accounting for this agreement and any resulting penalties, and provide the appropriate disclosures in your 2007 interim financial statements. Refer to FSP EITF 00-19-2 for guidance.

Response

The Company does not believe it is currently subject to penalties for failure to file a registration statement by the 60th day following the closing date because it exercised its option to suspend the registration statement for a period of 10 business days without incurring penalties. The Company elected to take this option for the period between July 9, 2007 and July 20, 2007.  We have revised our disclosure to include the following:

“The Company has agreed to affect the registration of the shares to be converted through the 6% secured convertible notes and warrants under the Securities Act of 1933 pursuant to a registration rights agreement. The registration rights agreement required the Company to file a registration statement and have such registration statement declared effective within 60 and 180 days, respectively, following the May 9, 2007 closing of the Merger.  In the event that the Company fails to file by the required filing deadline or have such registration statement declared effective by the required effective deadline, then the Company is required to make cash payments to holders of the convertible notes equal to 2% of the purchase price for each 30 day period prorated for partial periods.  However, the Company is entitled to suspend its filing and effective deadline for a period of 10 consecutive business days under certain circumstances.  The Company did not file its registration statement until July 20, 2007 which was not within the 60 day period allowed under the registration rights agreement.  The Company believes it was entitled to suspend the filing of such registration period and, as a result, does not owe a cash penalty in accordance with the registration rights agreement.  In addition, in the event that sales of shares related to the 6% secured convertible notes or warrants issued on May 9, 2007 cannot be made pursuant to the registration statement after it has been declared effective, or the Company is required to file an amendment or supplement with certain timing exceptions, the Company is required to make cash payments to holders of the convertible notes equal to 2% of the purchase price for each 30 day period prorated for partial periods. The Company does not currently believe it is probable that it will incur penalties under the registration rights agreement and consequently has not recorded a provision for such penalties.”

In accordance with the provisions of FSP EITF 00-19-2, the Company will account for any potential penalties under SFAS No. 5, Accounting for Contingencies. However, the Company has determined that it is currently not probable that the realization of penalties associated with the registration rights agreement and as such, the Company has not made any provision in its financial statements.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure, page 40

40.
Please be advised that all the disclosures related to the former auditor are required to cover the two most recent fiscal years and the period through the date of dismissal pursuant to Item 304 of Regulation S-B. Please revise your disclosures to filly comply with Item 304 of regulations S-B, obtain a new letter from the former auditor related to your revised disclosures and file that new letter as an exhibit to the registration statement.

Response

We have revised the subject disclosure, filed an amendment to the related 8k and included the revised ex. 16 in our exhibit list.

Description of Securities, page 40

41.	Please disclose the information required by Item 202(a)(5) of Regulation S-B.

Response

There is no provision in the articles or bylaws that would have the effect of delaying, deferring or preventing a change in control of the registrant and that would operate only with respect to an extraordinary corporate transaction involving the registrant.

Financial Statements, page F- 1

Note 1 — Summary ofSignificant Accounting Policies, Revenue Recognition, pages F-5 and F-16

42.
Based on your disclosures, it is not clear to us if your fixed price contracts include multiple tasks for which you allocate the fixed price to each task or if each task is covered by a separate fixed price contract. Please help us better understand these arrangements and your accounting. In addition, please tell us why the accounts receivable days outstanding at March 31, 2007 increased relative to December 31, 2006 and tell us the amount of such outstanding receivables that have been subsequently collected.

Response

The Company has accounted for these fixed price contracts under the completed contract method in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain production-Type Contracts (“SOP 81-1”). The Company does not allocate a fixed price to multiple tasks. In accordance with the terms of paragraph 40 of SOP 81-1, each task is a separate segment of a project. Each task is separately quoted and stands apart from the other tasks. Each task is separately negotiated and the client accordingly has the right to accept or reject a proposal for any separate task. The sum of all tasks is equal to the total.

Accounts receivable at March 31, 2007 were $254,889 as compared to $220,412 at December 31, 2006. Net revenues for the three months ended March 31, 2007 were $277,156 as compared to net revenues of $206,607 for the three months ended December 31, 2006. The resulting days outstanding for the three month periods ended March 31, 2007 and December 31, 2006 were 84 days and 91 days, respectively, reflecting a slight improvement in days sales outstanding from December to March. All but $13,300 of accounts receivable outstanding on March 31, 2007 have been collected as of this date. The Company expects to collect this remaining amount very shortly.

Note 3 — Loss Per Share, page F-7

43.	In your updated interim financial statements, please disclose the number of shares that are excluded from your loss per share calculations.

Response

The notes to the interim financial statement disclose common share equivalents amounting to 577,440 shares and 1,271,153 shares that were excluded from the respective loss per share calculations for the six-month and three month periods ended June 30, 2007.

Note 6 — Long-Term Debt, page F-8

44.
Please supplementally provide to us an analysis of how you determined your allocation between the bridge loan and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide your calculation of the related beneficial conversion feature.

Response

In January of 2007, the Company issued a $600,000 Bridge Loan that was converted. The Bridge Loan was to mature upon the earlier of (a) completion of an equity financing transaction, or (b) May 31, 2008. Upon completion of the May 2007 reverse acquisition merger (“Merger”), the Bridge Loan was converted to common shares of the Company at $.80 per share for a total of 750,000 common shares. In addition, 26,051 shares were issued to holders of the Bridge Loan for interest, bringing the total number of shares issued to 776,051.  In accordance with the terms of the Bridge Loan, the Company issued warrants to the holders of the Bridge Loan upon the completion of the May 2007 Merger. The warrants entitle the holders to purchase shares of common stock of the Company equal to the number of shares issued under the Bridge Loan (776,051) at a price of $1.20 per share. The fair value of VeruTEK’s stock at the commitment date was valued at approximately $1.058 per share (or $821,177) as determined by using a discounted cash flow model. The fair value of the warrants was estimated to be $258,329 by using the Black-Scholes model assuming a risk free interest rate of 4.9%, volatility of 50% and an expected life equal to the 5 year contractual life of the warrants expiring on May 9, 2012.

The proceeds from the Bridge Loan were allocated on a relative basis to the notes and warrants respectively based on their respective fair values. Proceeds for the Bridge Loan of $620,833 included $600,000 of principal plus $20,833 of interest resulting from the May 2007 Merger. The ratio of the relative fair values of the convertible debt and the detached warrants was 76.07 percent ($821,177 divided by $1,079,506) to 23.93 percent ($258,329 divided by $1,079,506). After allocating 23.93 percent or $148,587 of the proceeds to the detached warrants (based on relative fair values), the convertible debt was valued at $472,266.

The Company then evaluated whether the embedded conversion option within the debt instrument was beneficial (has intrinsic value) to the holder. The effective conversion price (that is, the allocated proceeds divided by the number of shares to be received on conversion) based on the proceeds of $620,833 allocated to the convertible debt is $.80 ($620,833 ÷ 776,041 shares). The intrinsic value of the conversion option therefore is $200,325 [(776,041 shares) × ($1.058 – $.80)].  The total resulting debt discount following the May 2007 Merger was $348,912 ($148,587 from the allocation of proceeds to the warrants and an additional $200,325 from the measurement of the intrinsic value of the conversion option). The value of the warrants, and consequently the value of the beneficial conversion discount, could not be determined until a conversion ratio for an equity financing transaction had been established. Therefore, as a result of the May 9, 2007 conversion, the total value of the beneficial conversion discount of $200,325 was recognized as interest expense in the second quarter of 2007. Also as a result of the May 9, 2007 conversion, the $148,587 allocated to the warrants was also recorded as a charge to interest expense and additional paid-in capital in the second quarter of 2007.

45.	Please summarize the material terms of the bridge warrants, including whether they can he exercised on a cashless basis.

Response

The following is disclosed in the notes to the Company’s June 30, 2007 interim financial statements.

“On January 4, 2007, the Company secured a $600,000 bridge loan (the “Bridge Loan”) to support development plans and fund operations. The Bridge Loan had a stated interest rate of 10% which, under the terms of the Bridge Loan, was payable beginning on May 31, 2007. The Company incurred $65,000 in debt issuance costs which was being amortized over the term of the loan. The Bridge Loan was to mature upon the earlier of (a) completion of an equity financing transaction, or (b) May 31, 2008. Upon completion of the equity financing transaction, the Bridge Loan was converted to common shares of the Company at 80% of the market price of the Company’s common shares. In accordance with the terms of the Bridge Loan, the Company issued warrants to the holders of the Bridge Loan upon the completion of the equity financing transaction. The warrants have a 5 year life (expiring on May 9, 2012) and entitle the holders to purchase shares of common stock of the Company equal to the number of shares issued under the Bridge Loan (776,051 shares) at a price of $1.20 per share. The terms of the warrants do not provide holders with the option to exercise on a cashless basis.”

46.
We note your reference to a third party who determined the fair value of the bridge warrants. Please identify this expert and include their consent in accordance with Rule 436(b) of Regulation C or delete the reference to them.

Response

The references to the third party who determined the fair value of the bridge warrants has been deleted.

Note 8—Stock-Based Compensation, page F-9 and Note 10— Stock-Based Compensation, page F-22

47.	For each period, please disclose how many shares of Class B common stock were issued and how the resulting compensation expense was determined.

Response

The note to the June 30, 2007 interim financial statements titled “Stock Based Compensation” discloses the following.

“The Company granted certain key employees and advisors shares of common stock as part of the Company’s offer of employment. The purpose was to enable the Company to retain and motivate such employees. The grants are recognized ratably as compensation expense over the requisite service periods based on the fair value of the grants as of the grant date. Because grant dates were prior to the commencement of public trading in the Company’s common shares, fair value was determined by using a discounted cash flow model. Compensation expense of $792,554 and $29,485 was recognized for the six months ended June 30, 2007 and for the period from February 1, 2006 (inception) to June 30, 2006, respectively. Common shares totaling 389,270 will vest at various times through February of 2010. Additional compensation expense for unvested shares amounting to $204,333 will be recognized over the remaining requisite future service periods for each respective grant.

Shares granted for compensation expense are as follows.

Grant Date	Shares Granted	Vested Shares as of June 30, 2007	Unvested Shares as of June 30, 2007
2/13/2006	77,854	77,854	-
4/17/2006	77,854	77,854	-
6/1/2006	77,854	77,854	-
2/1/2007	506,051	116,781	389,270
2/19/2007	724,042	724,042	-

Total	1,463,656	1,074,385	389,270

Note 9— Subsequent Event, page F-10

48.	Please clarify how you accounted for and valued the shares issued to the five advisors.

Response

A total of 930,944 shares issued to advisors were included as part of the recapitalization of the Company. A portion of the shares issued to advisors (36,850 shares) were attributed to debt issuance costs to provide an effective debt service cost which is comparable to the effective cost of similar investments. The shares were valued at fair value ($36,850) and will be amortized over the life of the convertible notes.

The remaining 894,094 shares issued to advisors were included as part of the recapitalization of the Company and were recorded as equity at the par value of the shares issued.

The following table highlighting shares issued to advisors directly involved in the transaction is included in the notes to the interim financial statements.

“The key components of the reverse acquisition recapitalization adjustment were as follows:

                                                                                                                      Common Stock
	Shares	Amount	Additional Paid-in Capital
Public company shares already outstanding on date of merger (May 9, 2007), par value $.001	2,019,734	$2,020	$(2,020)

Shares issued to advisors and cash paid - merger costs	930,944	931	(162,649)*

Public company shares issued in an exchange for private company shares, par value $.001	16,684,112	16,684	(16,684)

Private company shares exchanged, par value $.001 (Note 5)	(16,684,112)	(16,684)	16,684

Reverse acquisition recapitalization adjustment, net	2,950,678	$2,951	$(164,669)

*Includes cash payments for transaction related costs of $198,568, less $36,850 for stock issued to advisors to the transaction.”

Note 12 — Contributed Technology, page F-23

49.
You disclose that Mr. Collins and Mr. Hoag transferred proprietary technology to the company with a “fair value” of $3.1 million that you recorded as research and development expense. Since this proprietary technology was exchanged for shares of common stock in VeruTek-Delaware, it appears that the amount recorded should have been their historical cost basis determined under GAAP as stated in SAB Topic 5G. Please clarify or revise your document as appropriate. To the extent that the amount you recorded is their historical cost basis determined under GAAP, please provide additional disclosures regarding the specific nature of the costs they incurred to develop the technology.

Response

The Company considered the application of SAB Topic 5G in determining its accounting for this matter. The Company concluded that SAB Topic 5G did not apply because SAB Topic 5G related to non-monetary assets exchanged by shareholders for stock just prior to or contemporaneously with a first time public offering. The technology contributed in this case was done at the Company’s inception, which was more than one year prior to shares of the Company being traded publicly. In addition, the Company evaluated FTB 84-1 and FAS 2 and concluded that these pronouncements represented appropriate guidance based on the facts and circumstances of the transaction involving the technology contributed by Mr. Hoag and Mr. Collins. The Company’s analysis and conclusions on the application of FTB 84-1 and FAS 2 are addressed in the following paragraphs.

The proprietary information provided by Mr. Hoag and Mr. Collins was related to research and development activities and knowledge. Accordingly, the Company evaluated the accounting for the acquisition of this information in accordance with the provisions of  FAS 2, “Accounting for Research and Development Costs.” The Company considered the proprietary information to be purchased intangibles in accordance with paragraph 11(c) of FAS 2. Paragraph 11(c) of FAS 2 states the following.

“The costs of intangibles that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be capitalized and amortized as intangible assets in accordance with APB Opinion No. 17. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

The Company had concluded the purchased proprietary information was knowledge supporting research and development activities to address complex environmental remediation matters at a wide range of waste sites, principally by combining surfactant and oxidant chemistries. Mr. Hoag and Mr. Collins had previously conducted research in this field of environmental remediation. Their intention was to further develop and commercialize this technology for use in environmental remediation. The Company concluded the proprietary information was related to this specific application or development project and did not have alternative future uses in other research and development projects. Accordingly, the Company has concluded that the cost of purchasing the proprietary information should be expensed at the February 1, 2006 date of formation and deemed purchase.

The Company based its valuation of the purchased proprietary information on FTB 84-1, “Accounting for Stock Issued to Acquire the Results of a Research and Development Arrangement.” Paragraph 7 of FTB 84-1 states:

“Accordingly, when an enterprise that is or was a party to a research and development arrangement exchanges stock for the results of research and development arrangement, whether pursuant to the exercise of warrants or similar instruments issued in connection with the arrangement or otherwise, the enterprise should record the stock issued at its fair value, or at the fair value of the consideration received, whichever is more clearly evident. The transaction should be accounted for in this manner whether the enterprise exchanges stock for the results of the research and development arrangement, for the rights to use the results, or for ownership interests in the arrangement or a successor to the arrangement. The fair value should be determined as of the date the enterprise exercises its option to acquire the results of the research and development arrangement.”

The Company recognizes that this arrangement was in substance part of the concurrent formation of the Company for which Mr. Hoag and Mr. Collins also received common stock of the Company. The Company concluded this transaction constituted a purchase of the rights to use the results of the proprietary information. Accordingly, the Company has applied the guidance of FTB 84-1 in determining the value of the proprietary information. In accordance with FTB 84-1, the fair value of the purchased proprietary information is expensed as of the date purchased. Because there was no active market for the stock of the Company on the date of the purchase of the proprietary information, the Company determined that the fair value of the stock based on a discounted cash flow model.

Exhibit Index

50.	Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response

We have revised to include an exhibit index.

***

The Company has acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

Sincerely,

/s/ Stephen Fleming
Stephen M. Fleming

Exhibit I

Response to Comment Number 37

Calculation of Beneficial Conversion Discount

GENERAL
On May 9. 2007 VeruTEK Technologies, Inc. ("the Company") issued $1,685,000 convertible notes (the "Notes") and related warrants in conjunction with the reverse acquisition merger. The Notes carry a stated interest rate of 6%, mature two years from the date of issuance, and, at the option of the holders, are convertible into common stock of the Company at $1.00 per share. The warrants entitle the holder to purchase a number of shares of the Company's common stock equal to 50% of the number of shares of common stock into which the Notes are convertible. The warrants have a 5 year life and have an exercise price of $1.20 per share. The holders of the Notes have been granted a security interest in substantially all of the assets of the Company. Net proceeds from the Notes amounted to approximately $1.5 million.

Gross proceeds allocated to the issuance of Notes amounted to $1,396,767. The Notes contain a beneficial conversion feature because the value allocated to the Notes is less than the fair value of the Company's common stock. This beneficial conversion discount is calculated after the warrants have been valued with proceeds allocated on a relative basis. The Company allocated $288,233 to the warrants (see below) and $151,650 to a beneficial conversion discount. The beneficial conversion discount will be amortized over the life of the Notes through a charge to interest expense. Interest expense recognized in the second quarter of 2007 as a result of the amortization of the beneficial conversion discount amounted to $10,802. The Company has incurred $111,850 in debt issuance costs related to the Notes which are being amortized as interest expense over the term of the loan.

The $288,233 in proceeds allocated to the warrants was classified as a liability as of the Merger date in accordance with EITF Issue 00-19 ''Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own Stock." The warrants may require cash settlement at fair value in the event of certain circumstances, including certain mergers or consolidations, sale of substantially all of the assets of the Company, sale of more than 50% of the outstanding common shares of the Company, or certain other stock purchase or business combinations. Accordingly, the warrants have been accounted for as derivative instrument liabilities which are subject to mark-to-market adjustment in each period. As a result, for the three-month and six-month periods ended June 30, 2007, the Company recorded a $1,711,767 pre-tax charge to derivative instrument expense with a resulting derivative instrument liability of $2,000,000 at June 30, 2007. The fair value of the warrants was determined by using the Black-Scholes model assuming a risk free interest rate of 4,91%, volatility of 50% and an expected life equal to the contractual life of the warrants (May 9, 2012).

The Company calculated and accounted for its beneficial conversion discount related to the Notes in accordance with EITF 00-27; Application of Issue No. 98-5 to Certain Convertible Instruments ("EITF 00-27"). The following is excerpted from EITF 00-27, Issue 1 and is adapted for the facts and circumstances of the Company's convertible debt issuance.

Conclusion - Excerpted and adapted from EITF No. 00-27. Issue #1:

VeruTEK issued $1,685,000 of convertible debt with a par amount of $1,685,000 along with 842,500 detached warrants. The convertible debt is convertible at a conversion price of $1.00 per share (holder would receive 1,685,000 shares of VeruTEK's common stock upon conversion). The fair value of VeruTEK's stock at the commitment date is $.92 per share. The ratio of the relative fair values of the convertible debt and the detached warrants is 82.894 to 17.106. After allocating 17.106 percent or $288,233 of the proceeds to the detached warrants (based on relative fair values), the convertible debt is recorded on the balance sheet at $1,396,767 (net of the discount that arises from the allocation of proceeds to the warrants), and the detached warrants are recorded as a derivative liability in the balance sheet at $288,233.

VeruTEK then evaluated whether the embedded conversion option within the debt instrument was beneficial (whether it had intrinsic value) to the holder. The effective conversion price (that is, the allocated proceeds divided by the number of shares to be received on conversion) based on the proceeds of $1,396,767 allocated to the convertible debt is $.83 ($1,396,767 -;-1,685,000 shares). The intrinsic value of the conversion option therefore is $151,650 [(1,685,000 shares) X ($.92 -$.83)1 and is recognized as a reduction to the carrying amount of the convertible debt and an addition to paid-in capital. The total debt discount immediately after the initial accounting is performed is $439,883 ($288,233 from the allocation of proceeds to the warrants and an additional $151,650 from the measurement of the intrinsic value of the conversion option).

Exhibit II

Response to Comment Number 38

Accounting for Convertible Debt and Warrant Transactions

Background

On May 9, 2007, the company issued $1,685,000 6% secured convertible notes and 842,500 warrants to the investors.  The notes are convertible into common stock at any time prior to maturity at a fixed conversion price (subject to adjustment) of $1.00 per share.  The warrants are exercisable at any time prior to expiry at a strike price of $1.20 per share.  The holder may exercise the warrants on a cashless basis if, after 12 months after issuance, there is not an effective registration statement.

Both the convertible notes and the warrants contain standard anti-dilution clauses.
The conversion price of the notes is also adjusted (dollar-for-dollar, i.e., a so-called ‘full ratchet’) if the company sells options, warrants or convertible instruments at a price less than the conversion price.

The company is required to register the shares underlying the conversion of the notes and exercise of the warrants.

The notes contain a number of Events of Default.  Although most of these are either ‘credit related’ (e.g. not making payments when due, appointing a trustee or a bankruptcy filing) or of a general nature (e.g., misrepresentation etc.), certain of the events of default are “equity related”, including failure to have the required registration statement effective within 60 days of the required date, the suspension from trading of the common stock, the Company’s failure to cure a ‘conversion failure’ and the company’s failure to maintain sufficient authorized shares to permit full conversion.

Accounting for the Warrants

Although the warrants would, prima facie, be classified as equity, they are derivative instruments subject to FAS 133.  However, that Statement (paragraph 11(a)) provides an exemption for instruments that (a) are classified in stockholders’ equity and (b) are “indexed only to the issuer’s own stock”.   That exemption, however, is dependent on the value of the warrants being indexed only to the company’s stock, that is, there must not be any circumstances in which the return to the holder may be based on other factors or which could require the company to net-cash settle the contract.

EITF Issue 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” imposes a series of 8 tests that must be met in order for the warrant to be classified as equity, rather than as a liability.  These tests are primarily focused on whether there are circumstances that would preclude the company from delivering the shares necessary to settle the contract or that otherwise could require the company to cash-settle the contract.  The classification of the warrants as equity or as derivative instrument liabilities thus depends on whether or not they meet the 8 tests set out in EITF Issue 00-19.

If they are classified as equity, the proceeds allocated to the warrants are credited to equity and no further accounting takes place (until the warrants are exercised).  If they are required to be classified as derivative instrument liabilities, they are recorded as liabilities at their fair value (with an immediate charge to income if that fair value exceeds the proceeds received) and are then marked-to-market each reporting period, with any change in the fair value charged or credited to income.

Paragraph 4 (c) of the warrant provides that –

“Notwithstanding the foregoing, in the event of a Fundamental Transaction other than one in which a Successor Entity that is a publicly traded corporation whose stock is quoted or listed for trading on the Eligible Market assumes this Warrant such that the Warrant shall be exercisable for the publicly traded Common Stock of such Successor Entity, at the request of the Holder delivered before the ninetieth (90th) day after such Fundamental Transaction, the Company (or the Successor Entity) shall purchase this Warrant from the Holder by paying to the Holder, within five Business Days after such request (or, if later, on the effective date of the Fundamental Transaction), cash in an amount equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of such Fundamental Transaction.”

The ‘Black Scholes Value’ is specifically defined in the warrant as follows -

“Black Scholes Value” means the value of this Warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day immediately following the public announcement of the applicable Fundamental Transaction and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of such date of request and (ii) an expected volatility equal to the greater of 60% and the 100 day volatility obtained from the HVT function on Bloomberg.

Because of this requirement to net-cash settle the warrants in the event of a Fundamental Transaction with a non-public company, the warrants fail the EITF 00-19 criteria for classification as equity instruments and should be accounted for as derivative instrument liabilities.  Generally, the ‘probability’ of an event occurring is not a consideration in the evaluation under EITF Issue 00-19, i.e., even though the event may be considered ‘remote, the mere existence of a circumstance requiring the company to net-cash settle the contract requires that it be accounted for as a liability.

Accounting for the Convertible Notes

For ‘hybrid’ instruments such as the convertible notes (that is, instruments with both debt and equity characteristics), it is necessary to identify any derivative instruments that may be ‘embedded’ in the hybrid instrument.  If the ‘risks and rewards’ of those embedded derivative instruments are not “clearly and closely related to the risks and rewards of the host instrument”, they must be bifurcated and accounted for separately as derivative instruments.

Under FAS 133, the holder’s conversion option related to the notes is an “embedded” derivative.  It is similar to the warrants in that it gives the holder the right to acquire common stock, based on certain defined terms.  Whether or not that “embedded” derivative is required to be separated from the host contract (i.e., the note itself) and accounted for as a derivative instrument depends, in part, whether or not the “risks and rewards” of that embedded derivative are “clearly and closely related” to the risks and rewards of the host (note) instrument.  The conversion option has the risks and rewards associated with an equity instrument (its value largely depends on the value of the common stock).  However, the risks and rewards of the host (note) instrument are those of a debt instrument, whose value is dependent largely on credit and interest rate risk.   If the risks and rewards of the embedded conversion option are not clearly and closely associated with the risks and rewards of the host instrument, the embedded conversion option should, prima facie, be bifurcated and accounted for separately as a derivative instrument.

For convertible debt instruments, the ‘embedded’ conversion option does not need to be separated, however, from the debt instrument and accounted for separately provided the debt is “conventional convertible debt” as defined in EITF 00-19 and EITF 05-02.  To be ‘conventional convertible debt’, the number of shares to be issued on conversion must be fixed and subject to adjustment only for ‘standard anti-dilution’ such as stock splits, combinations and similar events.  Other provisions that change the number of shares to be issued on conversion – such as a floating conversion price based on a percentage of the market price or a provision that the exercise price is reduced if the Company issues securities at a lower price than the conversion price – mean that the debt does not meet the definition of “conventional convertible debt”.  In that circumstance (which is the case here), the embedded conversion option must be evaluated against the 8 tests in EITF 00-19.  If it does not meet all 8 tests, the embedded conversion option must be accounted for separately as a derivative instrument liability.

In addition to the conversion option, there may also be other embedded derivatives in the convertible notes that may require to be separated.  If multiple embedded derivatives are required to be bifurcated, they should be accounted for as a single, compound derivative instrument in accordance with the FASB Derivatives Implementation Group Issue B-15.

Puts and calls embedded in a debt instrument, i.e., the ability of the holder or the issuer to require or make repayment in certain circumstances, constitute embedded derivative instruments.  Generally, call options that are exercisable only by the debtor do not require to be bifurcated.  Put options that may be exercised by the holder must be evaluated to determine whether those options are clearly and closely related to the risks and rewards of the host instrument.  Generally, put options that are exercisable in an event of default such as non-payment, bankruptcy and similar events would be considered to be credit-related and thus clearly and closely related to the risks and rewards of the host (debt) instrument.  However, put options that are exercisable because of an equity-related event of default – such as failure to effect registration, suspension of trading of the common stock, failure to deliver common stock when required etc., are not clearly and closely related and therefore, prima facie, should be bifurcated from the host debt instrument.

The EITF 00-19 tests that are most commonly failed are:

1.  The Company must be able to settle the contract in unregistered shares.
2.  There must be an explicit limit on the number of shares to be issued.
3.  The Company must have sufficient authorized shares to settle the contract.

If the contract does not allow for settling in unregistered shares, or, by providing a ‘cashless’ exercise feature if the shares are not registered, the presumption is that settlement in unregistered shares would not be acceptable to the holder and the Company would be required to net-cash settle the contract.  In this case, the warrants explicitly provide for a cashless exercise, which can be exercised after 12 months if the shares are not registered.

If the Company does not have sufficient authorized shares to settle the contract, it is presumed that it would be required to net-cash settle the contract.  An increase in the authorized number of shares generally requires shareholder approval.

If the number of shares that the Company could be required to issue has no explicit limit then the Company cannot demonstrate that it will have sufficient authorized shares to settle the contract and thus the EITF 00-19 tests would be failed and liability (rather than equity) classification required.  Contract provisions that base the conversion or exercise price on the market price (not the case here) or which reduce the exercise price in the event the Company sells shares at a lower price, may result in an unknown number of shares being required to settle the contract.  Unless the contract places an explicit limit on the number of shares, the Company may not be able to demonstrate that it will have sufficient authorized shares because the number of shares required is unknown.

Previously, a ‘ratchet’ provision that lowers the exercise price if the Company sells shares at a lower price would be considered to fail the EITF 00-19 tests because the number of shares ultimately required to settle the contract is potentially unknown.  However, practice in this area has evolved such that, provided the company can demonstrate that the issuance of any such shares at a lower price is under the control of the Company, such a provision would not now be considered to fail the EITF 00-19 tests.  This position is supported by the draft of an AICPA Technical Practice Aid that was issued in draft form in December 2006.  Although this has not been finalized at this time, it provides support for current practice.

EITF Issue 00-19 Tests

		Notes	Warrants
	Indexed to the Company’s Stock	Yes	Yes	(1)

Conditions for Equity Classification (EITF Issue 00-19):				(2)
1	Settled in unregistered shares.	Yes	Yes	(3)
2	Sufficient authorized/unissued shares	Yes	Yes	(4)
3	Explicit limit on shares deliverable	Yes	Yes	(4)
4	No cash payments for non-filing SEC reports	Yes	Yes	--
5	No make-whole provisions against underlying	Yes	Yes	--
6	No net-cash settlements not available to all	Yes	No	(5)
7	No rights higher than those of common	Yes	Yes	--
8	No requirement to post collateral	Yes	Yes	--

	Classified in Stockholders’ Equity	Yes	No	(2,6)

Yes - Condition met / No - Condition not met

Notes:
1:
The definition of “indexed to a company’s own stock” is provided in EITF Issue 01-06.  Instruments that are settled in an amount that is based solely on the issuer’s stock are considered indexed to a company’s own stock.

2:
In the absence of other exemptions (such as that provided for “conventional convertible debt”) the assessment of equity or liability classification is based upon the eight conditions for equity classification set forth in paragraphs 12-32 of EITF Issue 00-19.  All eight tests must be met for equity classification.  The embedded conversion option is assessed as if it were a freestanding derivative instrument.

3:	The warrants include a ‘cashless’ exercise feature, thus providing for settlement in unregistered shares. The notes do not prevent settlement in unregistered shares.

4:
In the event that the Company sells common stock or instruments exercisable for, or convertible into, common stock at a price per share lower than the market price, the conversion price of the notes is reduced based on a formula and the number of shares to be issued on conversion increases accordingly.  There is no explicit limit on the number of shares that may be required to be issued.   However, provided the Company can demonstrate that the issuance of shares at lower price is within its control, then at any point in time there is a specific limit on the number of shares to be issued.  Provided that the Company can demonstrate that it has sufficient authorized shares to meet all share issuance requirements, these conditions would be considered to be met.

5:
As noted earlier, the warrants contain a provision permitting the holder to demand payment based on a Black Scholes valuation in certain circumstances.  Because of this provision, the warrants are considered to fail the EITF 00-19 tests and should be classified as a liability.

6:
The eight conditions should be reviewed in connection with each report closing period. The methodology for reclassifications of instruments between liability and equity, should such be necessary, are addressed in EITF Issue 00-19.  A “no” response to any one of the questions requires that the instrument be classified as a derivative instrument liability.

Other Embedded Derivatives

In addition to the conversion option, are other embedded derivatives in the notes were evaluated.  These include any puts and calls embedded in the instrument.  Puts and calls that are exercisable only by the debtor generally do not have to be bifurcated.  However, put options exercisable by the debt holder may be required to be bifurcated unless they are clearly and closely related to the host instrument.  The notes provide for a number of events of default that permit the holder to put the notes back to the company.  A number of these events, such as failure to pay principal and interest when due, bankruptcy, appointing a receiver etc. have credit risk characteristics and, as such, are considered to be “clearly and closely” related to the debt instrument and therefore do not require to be bifurcated.  However, certain events of default, such as failure to timely file the registration statement or to achieve effectiveness, are not “clearly and closely” related to the risks and rewards of a debt instrument and potentially require recognition. However, there is no redemption premium paid in the events that are not “clearly and closely” related and consequently no value ascribed to any potential derivative.

Conclusion:

The warrants do not meet the conditions of EITF 00-19 and FAS 133, paragraph 11(a) for equity classification. Accordingly, the warrants should be classified as liabilities and marked-to-market each reporting period.

Bridge Loan Warrants

In addition to the warrants discussed above, the Company is also obligated to issue warrants to certain investors who previously provided bridge loan financing to the Company.  The warrants provided to the investors do not include any requirement for the cashless exercise or for Company to redeem the warrants based on a Black Scholes calculation.  Also, although the warrants do not do not provide for a cashless exercise, paragraph 5(b) of the warrants specifically contemplates that any shares issued on the exercise of the warrants may bear a restrictive legend until such time as the shares can be freely sold under Rule 144(k). As a result, the settlement of the warrant in unregistered shares is clearly contemplated by the warrant. We have concluded the warrants meet the tests in EITF Issue 00-19 for equity classification.

Warrants
	Indexed to the Company’s Stock	Yes

Conditions for Equity Classification (EITF Issue 00-19):
1	Settled in unregistered shares.	Yes
2	Sufficient authorized/unissued shares	Yes
3	Explicit limit on shares deliverable	Yes
4	No cash payments for non-filing SEC reports	Yes
5	No make-whole provisions against underlying	Yes
6	No net-cash settlements not available to all	Yes
7	No rights higher than those of common	Yes
8	No requirement to post collateral	Yes

	Classified in Stockholders’ Equity	Yes

Yes - Condition met / No - Condition not met